LETTERHEAD OF CARTER LEDYARD & MILBURN LLP







                                                     November 22, 2004

Via EDGAR
---------

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

                      Re:      Attunity Ltd
                               Form F-3 filed September 21, 2004
                               File No. 333-119157
                               -------------------

Dear Ms. Jacobs:


         On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated October 21, 2004 ("Comment Letter"), with respect to the registration statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on September 21, 2004 (the "Registration Statement").

         Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the first pre-effective amendment to the Registration Statement amending the Registration Statement's disclosure as requested in the Comment Letter. We also filed earlier today Amendment No.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, on Form 20-F/A. We have repeated your numbered comments below and have provided a response to each comment.

         Legal Comments
         --------------

         Risk Factors, page 5.

          1. Briefly expand your risk factor "We are dependent on our senior management" to discuss the recent resignation of your CEO and the $845,000 charge taken in the third quarter in connection with his resignation.

         The risk factor has been revised to reflect that the Company's future success depends to a large extent on its new senior management and to discuss the resignation of the Company's former Chief Executive Officer and the charge taken by the Company in the third quarter of 2004 related to his resignation.

         Selling shareholders, page 16.

          2. Please identify the natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held by each entity in the selling shareholder table. If a listed shareholder is a reporting company under Section 13 or 15(d) of the Exchange Act whose stock is widely held, or is a registered investment company, we will not require this natural person disclosure, but please include an appropriate footnote to this effect.

         The identity of the natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held by each entity in the selling shareholder table has been added to the respective footnotes to such table.

          3. Please expand to provide a materially complete discussion of the transaction in which the selling shareholders received their shares, including the terms of the acquisition and the exemption from registration pursuant to which these shares were issued. We believe this information is required to fully describe the relationship between the selling shareholders and the company over the past three years as required by Item 9D of Form 20-F.

         The disclosure has been revised to include a discussion of each of the transactions in which the selling shareholders received their ordinary shares of the Company, or securities (warrants or promissory notes) which may be exercised or converted into ordinary shares of the Company, that are being registered under the Registration Statement, including the terms of the acquisitions and the exemption from registration pursuant to which these shares or other securities were issued.

          4. Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers. Any registered broker-dealer selling shares must be identified as an underwriter in the prospectus unless such shares were acquired as compensation for investment banking or similar services. If any selling shareholders are affiliates of registered broker-dealers, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. We may have further comments, based on your response.

         All of the selling shareholders have informed the Company in writing that they are neither a registered broker-dealer nor an affiliate of a registered broker-dealer, except for GF Capital Management Advisors, LLC which has informed the Company in writing that it is an affiliate of a registered broker-dealer. GF Capital Management Advisors, LLC has further informed the Company in writing that it acquired its ordinary shares, and its securities exercisable or convertible into ordinary shares, that are being registered under the Registration Statement, in the ordinary course of business and that at the time it purchased such shares and securities it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares or securities.

          5. We note your disclosure in your "plan of distribution" section that the selling shareholders may engage in short sales of the shares or of securities convertible into or exchangeable for the shares. Please advise whether any of the selling shareholders currently have open short positions in Attunity common stock. Please supplementally confirm that you and the selling security holders are aware of Telephone Interp. A. 65 (July 1997). In addition, in your response letter explain the steps that have been taken by the company and the selling shareholders to ensure that the offering will conform to the requirements of Regulation
               M. We note your disclosure that you have informed the selling shareholders regarding Regulation M.

         All of the selling shareholders have confirmed in writing that they are aware that prior to the effectiveness of the Registration Statement, they may not effect any short sale of the Company's ordinary shares that is covered by ordinary shares being registered under the Registered Statement (Commission Telephone Interpretation A. 65 (July 1997)).

         All of the selling shareholders have confirmed in writing that they are familiar with Regulation M under the Securities Act of 1993, as amended ("Regulation M"), and that they have been advised that Regulation M prohibits short sales except under certain circumstances. All of the selling shareholders have confirmed that they understand that to the extent an activity is prohibited under Regulation M, they will not be able to effect a short sale of the Company's ordinary shares.

         Exhibits.
         ---------

          6. Revise to indicate with greater specificity the filing date for the periodic reports from which you incorporate by reference. Also, where you incorporate exhibits from periodic reports, refer to the actual number of the exhibit.

         The filing date of each of the periodic reports from which Exhibits are incorporated by reference has been inserted, and where Exhibits are incorporated from periodic reports, the actual number of the Exhibit being incorporated has been inserted.

         Accounting Comments
         -------------------

         Form F-3
         --------

          7. Revise to provide updated interim financial statements. See Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

         In response to the Staff's comment, the Registration Statement has been revised to include unaudited consolidated interim financial statements covering the nine month period ended on September 30, 2004, in accordance with Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

         Item 5.  Operating and Financial Review and Prospects
         -------  --------------------------------------------

          Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002
          ----------------------------------------------------------------------

         General
         -------

          8. We note that you have substantially reduced research and development and selling and marketing expenses in your two most recent years as compared to prior periods. To aid investor understanding, revise this section to describe the reasons for the decreases and to describe the impact you expect them to have on your ability to develop and market products and services in the future.

         In response to the Staff's comment, the requested revisions have been provided in the revised "Management's Discussion and Analysis" under Item 5.A. "Operating and Financial Review and Prospects - Operating Results - General."

         Revenues, page 23.
         ------------------

          9. Revise to include an expanded disclosure of the specific factors leading to the decline in revenues. For each reported revenue category, indicate the extent to which the decrease is attributable to changes in prices or changes in volumes. See Item 5.A.1 of Form 20-F. Note that this comment applies to comparable disclosure for earlier periods.

         In response to the Staff's comment, the requested revisions have been provided in the revised "Management's Discussion and Analysis" under Item 5.A. "Operating and Financial Review and Prospects - Operating Results - Results of Operations" under "Year Ended December 31, 2003 Compared with Year Ended December 31, 2002" and "Year Ended December 31, 2002 Compared with Year Ended December 31, 2001."

          10. We note your statement regarding your expectation of higher revenues in 2004 due to your amount in your "pipeline" or backlog. Revise your disclosure to clarify how you define "pipeline", including whether "pipeline" represents firm orders. Indicate the amount of "pipeline" as of a recent date and a comparable date of the preceding year, as well as the amount expected to be filled in the current year.

         In response to the Staff's comment, we have deleted the reference to "based on our current license pipeline" in the revised "Management's Discussion and Analysis" under Item 5.A. "Operating and Financial Review and Prospects - Operating Results - Results of Operations" under "Year Ended December 31, 2003 Compared with Year Ended December 31, 2002." The Company's pipeline was based on potential sales that were being pursued by the Company's sales force at such time.

         Cost of Revenues, page 23.
         --------------------------

          11. We note your cost of revenues increase was due to two different factors, however, the quantitative impact of each factor was not disclosed. Revise your disclosure to describe and quantify the impact of all significant items contributing to an overall increase (decrease) throughout your discussion of Operating and Financial Review and liquidity and capital resources.

         In response to the Staff's comment, the requested revisions have been provided in the revised "Management's Discussion and Analysis" under Item 5.A. "Operating and Financial Review and Prospects - Operating Results - Results of Operations" under "Year Ended December 31, 2003 Compared with Year Ended December 31, 2002" and "Year Ended December 31, 2002 Compared with Year Ended December 31, 2001."

         Impairment of Software Development Costs, page 24.
         --------------------------------------------------

          12. We note your discussion of the software impairment charge recorded during 2003 in connection with a product you no longer sell. Supplementally, tell us how the amount and timing of this charge was determined. As part of your response, tell us when and why you decided to discontinue sales of this product. Also, tell us how the amount of amortization for costs related to the discontinued software was determined for each period subsequent to general release. Explain how anticipated future gross revenue was determined for each period.

         In response to the Staff's comment, we are able to advise the Staff that according to SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" at each balance sheet date the unamortized capitalized computer software costs are compared to the net realizable value of the products. The net realizable value is the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of the product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale.

         In the fourth quarter of 2003, the Company decided to write off all capitalized software development costs of ($1,543,000) relating to the BPI product. This product was still not available for general release to customers at the date of the aforementioned decision. Until the fourth quarter of 2003, the Company was still developing the BPI product. Development continued on the BPI product since the Company expected to complete the development of the product and generate sufficient revenues from the sale of the BPI product in order to receive profit on its investment. In the fourth quarter of 2003, the Company changed its estimate as to the expected markets for the BPI product and it concluded that the expected revenues from the sale of the product would not be sufficient to justify the costs invested and expected to be invested in developing the product. As a result, the Company decided to cease development and marketing efforts of the BPI product and accordingly all capitalized costs relating to such product were written off.

         For the periods prior to recording the impairment charge, anticipated future gross revenues were determined according to the Company's forecasts for the period beginning from when the BPI product was expected to be available for general release to customers and continuing over the expected useful life of the BPI product. The Company's forecasts were based on management's best estimates, according to their knowledge of the market that would exist for such products and their expectations as to the completion of the production of product masters.

         In response to the Staff's comment, we are able to advise the Staff that, as mentioned above, the BPI product had never been available for general release to customers. Accordingly, amortization for the capitalized costs had not yet begun prior to writing off the entire amount of the capitalized costs.

         Consolidated Statements of Operations, page F-5
         -----------------------------------------------

          13. We note the line item "Restructuring and other non-recurring charges". Based on information in various parts of your filing, it appears that similar charges have occurred in several recent periods. Also, there does not appear to be any objective basis for concluding that similar charges will not occur in future periods. In view of these considerations, the basis for labeling and describing these charges throughout your filing as "non-recurring" is not clear. Supplementally, explain why you believe your labeling and description of these charges is appropriate and helpful to investors. Alternatively, revise your filing to remove use of the term "non-recurring."

         In response to the Staff's comment, the filing was revised to omit the term "non - recurring".

          14. Revise to report impairments of software development costs as a component of cost of revenue.

         In response to the Staff's comments, the Company has reclassified the impairments of software development costs as a separate line item in the cost of revenues.

         Significant Accounting Policies
         -------------------------------

         Revenue recognition, page F-13
         ------------------------------

          15. For consulting services provided in connection or association with the sale of a license, tell us why you believe these services can be accounted for as a separate element. Are your products usable in the customer's environment without your consulting services? Can customers implement or install your software products on their own? Tell us the typical payment terms of your software arrangements, the amount of any down payment, any refund provisions or whether any payments are subject to specific milestones or customer acceptance provisions. Also, quantify the revenue attributable to the services as compared to the total arrangement fee. Address in your response the factors cited in paragraph 70 and 71 of SOP 97-2 to support your accounting for consulting services.

         In response to the Staff's comment, we are able to advise the Staff that according to SOP 97-2, "Software Revenue Recognition", services provided in connection with the sale of a license can be accounted for as a separate element when sufficient Vendor-Specific Objective Evidence ("VSOE") of fair value exists to allocate a portion of the fee to the service element, the services to be provided are not considered essential to the functionality of any other element of the transaction and the services are described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services.

         The Company has sufficient VSOE of fair value to allocate a portion of the fee to the service element (see response to comment No. 18 below).

         All factors indicate that the Company's services are not essential to the functionality of any other element of the transaction, as detailed below:

          o The Company's software is considered to be off the shelf software (i.e. the software can be used by the customer for its purposes upon installation with no changes to the underlying code).

          o A significant portion of the Company's software arrangements does not include services, which indicates that these services are not essential for the functionality of the software.

          o When services are provided, no complex interfaces are being provided, and the Company's services do not include significant alterations to features and functionality of the software.

          o The customers do not view the services as a key differentiating factor in selecting the Company's product.

          o The timing of payments does not coincide with the performance of the services and payments are not subject to specific milestones or acceptance provisions.

          o The customer can install the software product by itself, no unique expertise is required in order to install the software.

          o The Company's services do not carry any significant degree of risk and the Company is considered an experienced provider of the services provided.

          o The services provided by the Company are primarily training services and building simple interfaces, which services are available through other vendors or at times can be performed by the customer itself.

         Regarding the third criteria for recognizing services as a separate element, it should be noted that the services are separately described and priced in the contract (based on a daily rate) such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.

         We are able to advise the Staff that fees in respect of the Company's software arrangements typically become payable between 60 to 150 days from the date of invoice. No down payments or refund provisions exist in the Company's sales arrangements and as mentioned above, payments are not subject to milestones and acceptance provisions.

         In light of the above, we believe that services provided in association with the sale of a license can be accounted for as a separate element.

         It should be noted that significant portion of the Company's service revenues are derived from separate service agreements, which are completely unrelated to the sale of software (such as implementation and professional services for clients' existing software). In addition, the services derived from multiple element arrangements constitute less than 5% of the total fee arrangement.

          16. We note the disclosure indicating that both direct customers and indirect distributors and resellers are considered end users for revenue recognition purposes. Supplementally, tell us whether or not there are differences in any of the material terms of arrangements with direct customers as compared to indirect distributors and resellers. If so, identify the differences and explain why these differences do not result in different revenue recognition policies for direct and indirect customers.

         In response to the Staff's comment, we are able to advise the Staff that no material differences exist between the terms of arrangements with direct customers as compared to those with distributors and resellers. Pricing might differ between resellers and end users due to the different volume of purchases of the two types of customers. The Company neither provides concessions to distributors and resellers nor to direct customers. In addition, the credit terms for distributors and resellers are not different than those provided to direct customers. All credit terms provided are according to the Company's customary policy.

          17. Revise your disclosure to indicate, for each revenue recognition criteria identified, how you demonstrate that the criteria has been met. In this regard, indicate specifically how you determine when evidence of an arrangement exists, when delivery has occurred, etc. Include sufficient detail to demonstrate that you have complied with the relevant criteria and accounting literature.

         In response to the Staff's comment, the Company has revised the disclosure in the revenue recognition accounting policy to indicate for each revenue recognition criteria identified how it demonstrates that the criteria has been met.

          18. We note your disclosure regarding the use of the residual method for undelivered elements in software arrangements. Revise the disclosure to clarify the elements for which you do not have VSOE, and to indicate how you establish VSOE for undelivered elements.

         In response to the Staff's comment, the Company has revised the disclosure regarding the use of the residual method for undelivered elements in software arrangement to clarify the elements for which the Company has no VSOE, and to indicate how it establishes VSOE for undelivered elements.

          19. We note that you generally do not grant rights of return to customers. Tell us and disclose the scenario(s) in which you do grant return rights. Indicate whether such rights are written into contracts. Additionally, tell us your accounting policies for returns, including how you estimate future returns.

         In response to the Staff's comment, the Company has revised the disclosure regarding the rights of return to customers to explain that the Company does not grant contractual rights of return to customers. Although no contractual right of return has been provided to customers, in the last three fiscal years, the Company had insignificant amounts of returns from its customers.

         Note 15: - Geographic and Major Customers Information, page F-32
         ----------------------------------------------------------------

          20. Revise to provide the product disclosure required by SFAS 131, par. 37. Given the disclosure elsewhere in your filing regarding the significance of maintenance revenue from customers using legacy software, it appears that information regarding software licenses, maintenance and support and services by product type may be appropriate.

         In response to the Staff's comment, the Company has revised the disclosure required by SFAS 131 and has provided the information regarding software license and maintenance and support revenues by product type.

         Note 16: - Selected Statements of Operations Data, page F-33
         ------------------------------------------------------------

          21. We note your discussion of restructuring and other non-recurring charges under 16b. You disclose that you implemented a plan in September 2001 that involved the write-off of leasehold improvements but recorded lease termination charges in 2002. Please tell us whether these charges are part of the same exit/restructuring activity.

         In response to the Staff's comment, as part of the restructuring plan in 2001 the Company's subsidiary in the United States (the "U.S. Subsidiary") recorded an impairment loss for leasehold improvements related to space, which ceased to be used as a result of the dismissal of certain employees. As of December 31, 2001 the U.S. Subsidiary was using its former facilities.

         On July 1, 2002, the Company moved to a different location, thus ceasing the use of its former leased facilities before the end of the lease term. In accordance with SFAS 146 "Accounting for Costs Associated with Exit Disposal Activities," the Company recorded at the "cease-use" date a liability for the lease payments that were going to continue to be incurred for the remaining lease term, in the amount of $290.

         The cessation of the use of the leased facility was not part of the 2001 restructuring plan, but was part of the management efforts in 2002 to reduce operating costs in the United States.

         Form 6-K filed July 30, 2004
         ----------------------------

          22. We note that your Form 6-K filed July 30, 2004 includes certain non-GAAP measures, including net income excluding non-recurring charges. We further note that your 6-K appears to have been incorporated into various Securities Act registration statements. In view of these factors, explain how you have complied with Regulation G of the Exchange Act and Item 10(e) of Regulation S-K. For further guidance, see Frequently Asked Questions
               Regarding the Use of Non-GAAP Financial Measures. We may have further comment.

         We have reviewed the Report on Form 6-K that was submitted by the Company to the Commission on July 30, 2004 and are now aware that the Company should have submitted an alternative Form 6-K excluding the non-GAAP measures. The Company has subsequently submitted to the Commission an amendment to the Form 6-K submitted on July 30, 2004, which deletes the non-GAAP measures. It should be noted that the non-GAAP measures contained in the initial press release regarding the Company's 2004 second quarter results did not portray improved financial results, but rather emphasized a deterioration in the Company's financial results. The incorporation by reference of the original Form 6-K submitted on July 30, 2004 into the prospectus under the Registration Statement has been deleted from the prospectus under the Amendment No. 1 to the Registration Statement, and the Form 6-K/A submitted to the Commission on November 17, 2004, which amends the Form 6-K submitted on July 30, 2004, has been incorporated by reference into the prospectus under the Amendment No. 1 to the Registration Statement. The foregoing Form 6-K/A has also been incorporated by reference into the Company's outstanding registration statements on Form F-3.

          Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/Steven J. Glusband

                                               Steven J. Glusband

SJG:sr
Enclosures

cc:      Ofer Segev, Chief Financial Officer, Attunity Ltd